THIS PRACTICE STATEMENT LETTER REQUIRES YOUR IMMEDIATE AND URGENT ATTENTION AS IT RELATES TO A RESTRUCTURING PLAN PROPOSED BY ATENTO UK LIMITED, WHICH WILL BE CONSIDERED BY THE HIGH COURT OF JUSTICE OF ENGLAND AND WALES AT THE CONVENING HEARING EXPECTED TO TAKE PLACE ON 25 SEPTEMBER 2023.

YOU ARE BEING CONTACTED AS ATENTO UK LIMITED BELIEVES THAT YOU ARE A PLAN CREDITOR (AS DEFINED HEREIN) AND WILL THEREFORE BE AFFECTED BY THE PROPOSED RESTRUCTURING PLAN.

THE PLAN CREDITORS (AS DEFINED HEREIN) MUST RELY ON THEIR OWN EXAMINATION OF THE TERMS OF THE RESTRUCTURING PLAN, INCLUDING THE MERITS AND RISKS INVOLVED. THIS PRACTICE STATEMENT LETTER WILL NOT BE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") AND THE RESTRUCTURING PLAN DOCUMENTS (AS DEFINED HEREIN) WILL NOT BE REVIEWED BY THE SEC OR ANY STATE SECURITIES AUTHORITY AND NONE OF THEM HAS OR WILL APPROVE, DISAPPROVE, PASS UPON OR ENDORSE THE MERITS OF THE RESTRUCTURING PLAN OR THE ACCURACY, ADEQUACY OR COMPLETENESS OF THIS LETTER OR THE RESTRUCTURING PLAN DOCUMENTS. IT IS UNLAWFUL TO MAKE ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

THIS PRACTICE STATEMENT LETTER DOES NOT CONSTITUTE AN OFFER OR INVITATION TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. NONE OF THE SECURITIES REFERRED TO IN THIS PRACTICE STATEMENT LETTER MAY BE SOLD, ISSUED OR TRANSFERRED IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR INVITATION OR SOLICITATION IN SUCH JURISDICTION, OR IN CONTRAVENTION OF THE APPLICABLE LAW.

SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS THEY ARE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR ARE EXEMPT FROM SUCH REGISTRATION. SOME OF THE SECURITIES PROPOSED TO BE ISSUED IN CONNECTION WITH THE RESTRUCTURING PLAN WILL NOT BE, AND ARE NOT REQUIRED TO BE, REGISTERED WITH THE SEC UNDER THE SECURITIES ACT OR THE SECURITIES LAW OF ANY OTHER JURISDICTION AND MAY NOT BE OFFERED OR SOLD IN THE U.S. OR TO U.S. PERSONS (AS DEFINED IN THE SECURITIES ACT) UNLESS THE SECURITIES ARE REGISTERED UNDER THE SECURITIES ACT, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENT OF THE SECURITIES ACT IS AVAILABLE.

THIS PRACTICE STATEMENT LETTER CONCERNS MATTERS WHICH MAY AFFECT YOUR LEGAL RIGHTS AND ENTITLEMENTS AND YOU SHOULD TAKE APPROPRIATE LEGAL ADVICE ON ITS CONTENTS.

CONTENTS

From: **Atento UK Limited** (the "**Company**")

To: The Plan Creditors (as defined below)

Cc: GLAS Specialist Services Limited (the "**Information Agent**")

LM@glas.agency

4 September 2023

Dear Sir or Madam,

Proposed restructuring plan under Part 26A of the Companies Act 2006 between the Company and the Plan Creditors (as defined below).

1 INTRODUCTION

1.1 The Company is proposing a restructuring plan (the "**Restructuring Plan**") pursuant to Part 26A of the Companies Act (the "**Restructuring**"). You have received this letter because we believe you are a Plan Creditor (as defined in section 3 below). This letter is written pursuant to procedures and guidance laid down by the Chancery Division of the High Court of Justice of England and Wales (the "**Court**") in the practice statement issued on 26 June 2020 (the "**Practice Statement**").

1.2 The purpose of this letter is to inform you of:

(a) the Company's decision to propose the Restructuring Plan to implement the Restructuring;

(b) the background to and proposed objectives of the Restructuring Plan, including the Restructuring Consideration (as defined below);

(c) the Company's intention to apply to the Court at a court hearing scheduled to be held on 25 September 2023 (the "**Convening Hearing**") for an order to convene meetings of Plan Creditors for the purpose of considering and, if thought fit, approving, the Restructuring Plan (each a "**Plan Meeting**", and together the "**Plan Meetings**"). The Convening Hearing may take place fully remotely using Zoom or a similar format if the Court deems it necessary in the circumstances;

(d) your entitlement to attend the Convening Hearing and Sanction Hearing (as defined below);

(e) the proposed class composition of Plan Creditors for the purposes of voting on the Restructuring Plan in the Plan Meetings; and

(f) the reasons why the Company considers the Court has jurisdiction to sanction the Restructuring Plan.

1.3 The Restructuring Plan relates to the following debt instruments incurred by the Group (as defined below) and in respect of which the Company is liable (as discussed further below), including:

(a) a US$ 43,000,000 New York law governed super senior revolving credit facility borrowed by the Issuer and guaranteed by the Subsidiary Guarantors (as defined below) pursuant to a super senior revolving credit facility agreement dated 23 December 2021 (the "**SSRCF**");

(b) New York law governed US$ 500,000,000 8.000% senior secured notes due 2026 issued by the Issuer and guaranteed by the Subsidiary Guarantors (as defined below) pursuant to an indenture dated 10 February 2021 (the "**2026 Notes**");

(c) English law governed US$ 39,600,000 20.000% senior secured notes due 2025 issued by the Issuer and guaranteed by the New Money Guarantors (as defined below) pursuant to a note purchase agreement dated 15 February 2023 (the "**2025 Notes**");

(d) a series of English law governed US$ 37,000,000 20.000% senior secured notes due 2025 issued by the Issuer and guaranteed by the New Money Guarantors (as defined below) pursuant to a note purchase agreement dated 30 June 2023 (the "**New Money 2025 Notes**");

(e) a series of English law governed US$ 64,051,000 20.000% junior secured notes due 2025 issued by the Issuer and guaranteed by the New Money Guarantors (as defined below) pursuant to a note purchase agreement dated 30 June 2023 (the "**New Junior Lien Notes**");

(f) certain hedging arrangements with Goldman Sachs International pursuant to an English law governed 2002 ISDA Master Agreement dated 10 August 2017 (as amended and supplemented or modified, and together with all schedules, annexes and exhibits thereto, and all Confirmations exchanged pursuant to Transactions entered into in connection therewith, as such Confirmations and Transactions are defined therein, the "**GSI Master Agreement**");

(g) certain hedging arrangements with Nomura International Plc pursuant to an English law governed 2002 ISDA Master Agreement dated 23 January 2013 and as amended and restated on 10 August 2017 (as amended and supplemented or modified, and together with all schedules, annexes and exhibits thereto, and all Confirmations exchanged pursuant to Transactions entered into in connection therewith, as such Confirmations and Transactions are defined therein, the "**Nomura Master Agreement**"); and

(h) certain hedging arrangements with Morgan Stanley Capital Services LLC pursuant to an English law governed 2002 ISDA Master Agreement dated 1 April 2019 (as amended and supplemented or modified, and together with all schedules, annexes and exhibits thereto, and all Confirmations exchanged pursuant to Transactions entered into in connection therewith, as such Confirmations and Transactions are defined therein, the "**MS Master Agreement**", and together with the GSI Master Agreement and the Nomura Master Agreement, the "**Swap Agreements**"),

(together, the "**Plan Liabilities**").

1.4 A summary of the terms of the Restructuring Plan is set out in section 7 below. Such terms will be provided in further detail in the Explanatory Statement.

1.5 If you have assigned, sold or otherwise transferred your interests in the Plan Liabilities as a Plan Creditor or intend to do so (whether in full or in part) before the relevant Plan Meeting, you should forward a copy of this letter immediately to the person or persons to whom you have assigned, sold or otherwise transferred your interests as a Plan Creditor.

1.6 This letter is being sent to each Plan Creditor directly. This letter will be published on the website of the Information Agent in relation to the Restructuring Plan at https://glas-agency.appiancloud.com/suite/sites/atento (the "**Plan Portal**"). If any Plan Creditors have difficulty accessing the Plan Portal, please contact the Information Agent or the legal advisors to the Group (as defined below), using the contact details set out at the end of this letter.

1.7 If you are a Plan Creditor and wish to attend the Convening Hearing, please contact the Information Agent in the first instance whose contact information is contained in this letter.

The date of the Plan Meetings will be confirmed in the Explanatory Statement (as defined below) which, provided the Court grants permission to convene the Plan Meetings will be circulated to Plan Creditors shortly after the Court has ordered the Plan Meetings to be convened.

2 WHAT IS A RESTRUCTURING PLAN?

2.1 A restructuring plan is a statutory procedure under English law which allows a company to agree a compromise or arrangement with its creditors and/or members (or classes of creditors and/or members), and for the terms of that compromise or arrangement to bind any non-consenting or opposing minority creditors and/or members.

2.2 If the Court is satisfied at a convening hearing that the proposed restructuring plan has a prospect of being approved by creditors and/or members, and that the proposed class or classes of plan creditors and/or members for voting purposes have been correctly constituted, the Court will order the plan meeting or meetings for the relevant classes of creditors and/or members to be convened.

2.3 A restructuring plan will take effect between a company and its creditors and/or members (or any class of them) and become binding on all the creditors and/or members to whom it applies if:

(a) the restructuring plan is approved by 75 per cent in value of the creditors and/or members (or each class of creditors and/or members) present in person or by proxy and voting at each meeting convened to consider the restructuring plan; or

(b) if the restructuring plan is not approved by a number representing at least 75 per cent in value of any class of creditors or members of the company present in person or by proxy and voting at the relevant plan meeting (the "**Dissenting Class**"):

(i) the Court is satisfied that, if it were to sanction the restructuring plan, none of the members of the Dissenting Class would be any worse off than they would be under the relevant alternative to the restructuring plan; and

(ii) a number representing at least 75 per cent in value of a class of creditors or members present in person or by proxy and voting at the relevant plan meeting who would receive a payment, or have a genuine economic interest in the company, in the relevant alternative have approved the restructuring plan;

(c) the restructuring plan is subsequently sanctioned by the Court at a specific hearing (the "**Sanction Hearing**"); and

(d) a copy of the order sanctioning the restructuring plan is delivered to the Registrar of Companies for England and Wales.

3 WHO IS ENTITLED TO VOTE AND WHOSE RIGHTS ARE AFFECTED?

3.1 The interests to which the Restructuring Plan relates are detailed in paragraph 1.3 above. The Plan Creditors comprise each of the following persons (each, a "**Plan Creditor**" and together, the "**Plan Creditors**"):

(a) Inter-American Investment Corporation (the "**SSRCF Lender**") as lender under the SSRCF;

(b) the holders of the 2026 Notes (the "**2026 Noteholders**");

(c) the holders of the 2025 Notes (the "**2025 Notes Purchasers**");

(d) the holders of the New Money 2025 Notes (the "**New 2025 Notes Purchasers**");

(e) the holders of the New Junior Lien Notes (the **"New Junior Lien Noteholders**");

(f) Goldman Sachs International as counterparty under the GSI Master Agreement ("**GSI**");

(g) Nomura International Plc as counterparty under the Nomura Master Agreement ("**Nomura**"); and

(h) Morgan Stanley Capital Services LLC as counterparty under the MS Master Agreement ("**MS**", and together with GSI and Nomura, the "**Swap Providers**").

4 BACKGROUND TO THE GROUP AND THE RESTRUCTURING

The Group

4.1 The Company is a private company limited by shares incorporated in England and Wales under registered number 15060926. The Company is an indirect subsidiary of Atento S.A., a public limited liability company (*société anonyme*) incorporated and existing under the laws of the Grand Duchy of Luxembourg (the "**Parent**", and together with its

direct and indirect subsidiaries, the "**Group**") and a direct subsidiary of the Issuer (as defined below).

4.2 Atento Luxco 1, a public limited liability company (*société anonyme*) incorporated and existing under the laws of the Grand Duchy of Luxembourg and a wholly owned subsidiary of the Parent, is the issuer of the 2026 Notes, the 2025 Notes, the New Money 2025 Notes and the New Junior Lien Notes, and a borrower under the SSRCF (each as defined below) (the "**Issuer**").

4.3 Atento Mexico Holdco S. De R.L. de C.V., a *sociedad de responsabilidad limitada de capital variable* incorporated and existing under the laws of Mexico and a wholly owned subsidiary of the Parent is a borrower under the SSRCF (as defined below) ("**Atento Mexico**", and together with the Issuer, the "**Borrowers**").

Business of the Group

4.4 The Group is one of the world's largest customer relationship management and business process outsourcing service providers and an industry leader in Latin America, operating in 17 countries and employing approximately 113,000 people. The Group is also one of the leading providers of nearshoring customer relationship management and business process outsourcing services for companies operating in the United States. The Group's clients are mostly leading multinational companies in telecommunications, banking and financial services, healthcare, retail and public administration sectors.

Capital Structure of the Group

4.5 The Group is seeking to restructure certain of the debt of the Borrowers, as set out in paragraph 1.3 above.

4.6 Each of the SSRCF, the 2026 Notes and the Swap Agreements are subject to an English law governed intercreditor agreement dated 8 August 2017 (the "**Existing Intercreditor Agreement**").

4.7 Each of the SSRCF, the 2026 Notes and the Swap Agreements are guaranteed by the Parent and certain of its subsidiaries, including in the case of the 2026 Notes only, the Company (the "**Subsidiary Guarantors**"), subject to the terms of the Existing Intercreditor Agreement. For the avoidance of doubt, the Company has not guaranteed the SSRCF and the Swap Agreements, although it has assumed liability in respect of those instruments as explained further below.

4.8 Each of the SSRCF, the 2026 Notes and the Swap Agreements are secured by pledges over the shares of the Issuer, each of the Subsidiary Guarantors (excluding the Company) and Atento Argentina S.A. ("**Atento Argentina**"), subject to the terms of the Existing Intercreditor Agreement. The SSRCF, 2026 Notes and Swap Agreements also benefit

from security over certain bank accounts of certain of the Subsidiary Guarantors (excluding the Company) (the "**Existing Security**").

4.9 Each of the 2025 Notes, the New Money 2025 Notes and the New Junior Lien Notes are subject to an English law governed intercreditor agreement dated 30 June 2023 (the "**New Intercreditor Agreement**").

4.10 Each of the 2025 Notes, the New Money 2025 Notes and the New Junior Lien Notes are guaranteed by the Parent, the Company, the Subsidiary Guarantors and certain other subsidiaries of the Issuer (the "**New Money Guarantors**").

4.11 Each of the 2025 Notes, the New Money 2025 Notes and the New Junior Lien Notes are secured by certain bank accounts and receivables at certain of the Group's operating entities, including in Argentina, Brazil, Chile, Colombia, El Salvador, Guatemala, Mexico, Peru, Spain and Uruguay as set out below:

(a) the 2025 Notes are secured by first priority liens over certain bank accounts and receivables of certain subsidiaries of the Issuer (the "**Existing 2025 Notes Priority Collateral**") and the New Money 2025 Notes and the New Junior Lien Notes are secured by second and third priority liens over the Existing 2025 Notes Priority Collateral respectively; and

(b) the New Money 2025 Notes are secured by first priority liens over substantially all other available receivables and bank accounts at each of the Group's operating entities to the extent they are unencumbered and able to be secured (the "**New Money Notes Priority Collateral**"), and the 2025 Notes and the New Junior Lien Notes are secured by second and third priority liens over the New Money Notes Priority Collateral respectively.

4.12 The Group has incurred further debt in certain of its operating subsidiaries, which are not intended to be compromised under the Restructuring Plan (the "**Out of Scope Liabilities**"). The Out of Scope Liabilities will be unaffected or, to the extent required, amended on a bilateral basis to reflect the restructured business of the Group as between the relevant Group company and the relevant lender in respect of that Out of Scope Liability.

Financial Distress of the Group

Background to the Group's financial difficulties

4.13 In addition to broader challenges related to the sector in which the Group operates (including (i) a highly competitive industry consisting of low-cost local peers and larger global peers, (ii) disruption from technology adoption, and (iii) inflationary cost pressures), the Group has experienced certain challenges specific to its business. In particular, on 17 October 2021, the Company was the target of a cyberattack, a result of which was that the Group experienced a period of fifteen days during which it generated little to no revenue from the majority of its customers. As disclosed in the Group’s FY21 annual report, this caused a revenue loss of US$ 34.8 million and an increase in operational expenses and penalties of US$ 11.3 million for the financial year. Moreover,

the cyberattack caused lasting reputational damage for the Group with certain major customers.

4.14 In addition to the cyberattack, negative movements in the USD-BRL currency rate and an increase to Brazil's CDI rate generated a material mark-to-market liability on the Issuer's cross-currency Swap Agreements that the Issuer was required to pay down over time. This, coupled with the cyberattack, caused material pressure on the Group's margins and cash generation as well as its ability to comply with net leverage / debt service covenants ahead of the Group's payment obligations due in February 2023.

Liquidity shortfall and issuance of the 2025 Notes

4.15 In light of the Group's imminent financial difficulties, the Group engaged Houlihan Lokey as financial advisor as early as 13 November 2022 to assist the Group with raising additional capital and formulating a long-term financially viable solution for the Group. The Group has also engaged Sidley Austin LLP ("**Sidley Austin**") as its legal advisor.

4.16 At that time, the Group was projected to have a liquidity need by February 2023, when the Issuer was required to make payments in respect of the Swap Agreements as well as a coupon payment in respect of the 2026 Notes. At this juncture, it was projected by the Group's management that, absent new financing, the Group was likely to have a negative cash balance of approximately US$ 16 million in March 2023 and approximately US$ 18 million in April 2023, with a subsequent negative cash balance of approximately US$ 13 million in August 2023 after meeting its various financial commitments.

4.17 On 15 February 2023, the Group agreed terms of new financing with certain investors, pursuant to which the Group issued the 2025 Notes. The proceeds of the 2025 Notes were used, among other things, to satisfy the Group's payment obligations in respect of the coupon payment for the 2026 Notes as well as payments under the Swap Agreements.

4.18 Whilst the issuance of the 2025 Notes provided the Group with the means to make upcoming payments under the 2026 Notes and Swap Agreements, and avoid potential Group-wide insolvency, this did not address the Group's financial and operational challenges in the long-term. Since May 2023, the Group has engaged in discussions with an ad-hoc group of unaffiliated holders of the 2026 Notes and unaffiliated holders of the 2025 Notes, who are also holders of the 2026 Notes (the "**Ad Hoc Group**"). In addition, the Group extended Houlihan Lokey's engagement to assist the Group with its financial restructuring on 27 April 2023.

4.19 Following discussions with the Ad Hoc Group, and in accordance with a contractual right granted to the holders of the 2025 Notes, the Group appointed Mr. Mark Nelson-Smith to the board of directors of the Parent on 16 May 2023 and Luciano Lindemann of FTI Consulting as chief restructuring officer on 2 June 2023.

Further liquidity issues and negotiations between the Group and the Ad Hoc Group

4.20 Due to, among other things, the increasingly public nature of the Group's financial distress at the point of issuing the 2025 Notes (for example, (i) the Company satisfied its payment obligations in respect of the coupon due on the 2026 Notes during the applicable grace period in the 2026 Notes documentation, (ii) the trading price of the 2026 Notes decreased significantly, and (iii) the Company received credit rating downgrades from

notable rating agencies), the Company has experienced further headwinds including lower volumes from existing and prospective clients, a lack of liquidity to rationalise its cost base to tackle this volume decrease and increasing pressure from local lenders in Brazil and certain suppliers.

4.21 The Group was faced with a further liquidity gap on or after June 2023 which presented a number of short-term issues in relation to the viability of the Group, including its ability to meet July 2023 payroll obligations in Brazil and potential insolvency filings in a number of jurisdictions. At this time, the Group engaged with a number of key stakeholders, including the Ad Hoc Group, for the provision of additional financing with a view to providing a runway to a holistic, long-term restructuring of the Group.

4.22 On 23 June 2023, the Group, along with certain holders representing approximately 75% of the 2025 Notes and certain holders representing approximately 40% of the 2026 Notes (the "**New Money Providers**") agreed a non-binding term sheet for the provision of interim financing to the Group. The interim financing was provided by the issuance of the New Money 2025 Notes by the Issuer and the purchase of the New Money 2025 Notes by the New Money Providers and certain other holders of the 2026 Notes. The financing was to be drawn in three tranches subject to the satisfaction of certain conditions including, but not limited to:

(a) the execution of a restructuring support agreement; and

(b) the consent of more than 85% of the 2025 Notes Purchasers to amend the terms of the 2025 Notes to permit the granting of the second lien and third lien security interests in respect of the Existing 2025 Notes Priority Collateral, in order to establish a senior priority of the claims of the 2025 Notes Purchasers relative to the claims of the New 2025 Notes Purchasers and the New Junior Lien Noteholders.

4.23 The New Money 2025 Notes were issued in the following tranches:

(a) Tranche 1: US$ 17 million issued by the Issuer on or about 30 June 2023;

(b) Tranche 2: US$ 17 million issued by the Issuer on or about 31 July 2023; and

(c) Tranche 3: US$ 3 million issued by the Issuer on or about 31 August 2023.

4.24 US$ 30 million of the New Money 2025 Notes were issued to the New Money Providers. A further US$ 7 million of additional New Money 2025 Notes were issued to certain 2026 Noteholders on the issue date of the second tranche of New Money 2025 Notes, being 31 July 2023. To the extent that any 2026 Noteholders opted to purchase New Money 2025 Notes, their existing claims under the 2026 Notes were exchanged for New Junior Lien Notes at a ratio equal to:

(a) US$ 108.0 million *minus* (i) the principal amount of 2025 Notes (and any accrued and/or capitalised interest thereon) *plus* (ii) the maximum amount of interest that has been capitalised on such Existing 2025 Notes from their original issue date to 31 August 2023 (excluding amounts otherwise included in clause (i)); *to*

(b) US$ 37 million, being the maximum principal amount of New Money 2025 Notes to be issued,

where (a) is the amount of claims of such 2026 Noteholder to be exchanged for an equal principal amount of New Junior Lien Notes and (b) is the principal amount of New Money 2025 Notes purchased by such 2026 Noteholder.

4.25 After extensive negotiations with certain members of the Ad Hoc Group, the Parent, the Borrowers, and the New Money Providers (amongst others) executed the Restructuring Support Agreement on 30 June 2023 as amended from time to time (the "**RSA**"). Additional members of the Ad Hoc Group acceded to the RSA on 31 July 2023, such that the RSA has been executed, or acceded to, by 2026 Noteholders representing approximately 52% of the principal amount of the outstanding 2026 Notes. The RSA is published on the Plan Portal.

Future liquidity and the Restructuring Plan

4.26 The issuance of the New Money 2025 Notes has provided the Group with sufficient liquidity to continue operating whilst the Group and the Ad Hoc Group negotiate and implement the Restructuring. Despite the interim financing raised by the 2025 Notes and the New Money 2025 Notes, the Group is currently projected to have only sufficient liquidity to continue operations for a limited period and is therefore likely to face another imminent cash shortfall, and likely insolvency, should the Restructuring Plan not be implemented. Indeed, the issuance of the New Money 2025 Notes was conditional on the Group pursuing a comprehensive financial restructuring.

Deed of Contribution and Deed Poll

4.27 On 17 August 2023, the Company acceded as a guarantor to the 2025 Notes, the New Money 2025 Notes and the New Junior Lien Notes. The Company subsequently acceded as a guarantor to the 2026 Notes by executing the third supplemental indenture in respect of the 2026 Notes on 23 August 2023. Following its accession to the 2026 Notes, 2025 Notes, New Money 2025 Notes and New Junior Lien Notes, the relevant Plan Creditors have the right to claim against the Company in respect of those Plan Liabilities as an obligor of these instruments.

4.28 The Company and the Issuer entered into a deed of contribution on 25 August 2023, pursuant to which the Company has irrevocably and unconditionally agreed to pay to the Issuer by way of contribution an amount that is equal to the Company's share of the amount of any payment made by the Issuer in respect of any obligation under the 2026 Notes, the 2025 Notes, the New Money 2025 Notes and the New Junior Lien Notes. Following execution of the deed of contribution, the Issuer has a right of contribution against the Company in respect of payments made under the 2026 Notes, 2025 Notes, New Money 2025 Notes and New Junior Lien Notes.

4.29 The Company also executed a deed poll on 25 August 2023 pursuant to which it assumed obligations corresponding to all obligations owed by any of the Borrowers under the SSRCF and the Swap Agreements and agreed to be liable as a principal obligor in respect of all existing, present, future and/or contingent liabilities which are presently owed or which may be owed at any time in the future by any of the Borrowers under the SSRCF and the Swap Agreements.

4.30 As a result of the entry into the deed of contribution by the Issuer and the Company and the execution of the deed poll by the Company, the Company has assumed the position,

in effect, of a joint primary obligor, alongside the Issuer and the Borrowers under the Plan Liabilities.

4.31 The Restructuring proposed by the Company will have the effect of releasing claims of the Plan Creditors against third parties, including claims against the Issuer, the Borrowers, the Subsidiary Guarantors and the New Money Guarantors.

5 CONSEQUENCES IF THE RESTRUCTURING PLAN IS NOT SUCCESSFUL

5.1 If the Restructuring Plan is not sanctioned, the Group will be unable to raise the additional financing it requires, will therefore experience a significant liquidity shortfall and, as informed by discussions undertaken with the Group's various financial stakeholders, is unlikely to be able to secure any long-term financing solution.

5.2 The Group’s performance has not been sufficient to (i) maintain sufficient liquidity to be able to continue operations, and (ii) meet certain of its financial obligations, including payments in respect of the Swap Agreements totalling approximately US$ 120 million, and the SSRCF of approximately US$ 46 million, both of which became due and payable in June 2023, and the coupon payment with respect to the 2026 Notes of US$ 20 million, which was due in August 2023. Absent a long-term financing solution, the Group will remain unable to meet such payments, or its other future financial obligations (including, but not limited to, the contractual interest and amortization payments on certain local debt facilities in Brazil and coupon payments in respect of the 2025 Notes and New Money 2025 Notes).

5.3 In addition to these financial obligations, the Group has a number of critical ongoing operational expenses, such as payroll and rent obligations, and has a number of upcoming accrued non-financial expenses and one-off obligations, such as restructuring fees and certain deferred payments, including in particular certain deferred tax payments in Brazil and deferred payments to certain suppliers.

5.4 The absence of required funding, were the Restructuring Plan not to be sanctioned, would precipitate an insolvent liquidation of the Company and ultimately the Group.

5.5 In these circumstances, the Boards of each of the Group companies would, as a result of local law on directors' duties, likely be required to file for immediate insolvency under applicable insolvency regulations in each jurisdiction.

5.6 Such alternative scenarios are considered by the Company, having engaged Alvarez & Marsal Europe LLP (“**A&M**”) to conduct a relevant alternative analysis, to be the relevant alternative to the Restructuring Plan and is likely to produce a substantially lower recovery for the Plan Creditors than the outcome under the Restructuring Plan.

5.7 Further details of the relevant alternative will be included in the explanatory statement required to be sent to Plan Creditors, which will contain all information reasonably necessary for Plan Creditors to make an informed decision about the merits of the Restructuring Plan (the "**Explanatory Statement**").

6 PURPOSE OF THE RESTRUCTURING PLAN

6.1 The primary purpose of the Restructuring Plan is to:

(a) avoid the Company, Issuer and other members of the Group entering into insolvent liquidation in the near future, as a result of which the anticipated recoveries for Plan Creditors are expected to be significantly less than if the Restructuring Plan were to be completed successfully;

(b) stabilise the Group, right-size and deleverage the Group's balance sheet, and return the Group to sustainable financial health;

(c) allow for the provision of additional equity financing; and

(d) increase the prospect of delivering long-term value for all of the Plan Creditors.

7 OVERVIEW OF THE RESTRUCTURING PLAN

7.1 Capitalised terms in sections 7 and 8 of this letter have the meanings given to them in the RSA unless specified otherwise.

7.2 In summary, the Restructuring Plan will affect the claims of Plan Creditors against the Company and will provide for the following, amongst other things:

(a) the reorganisation of the Issuer upon the Restructuring Effective Date (the "**Reorganised Company**"), with the group of the Reorganised Company to consist of the Reorganised Company and each of the direct and indirect subsidiaries of the Issuer;

(b) the extinguishment of all of the 2026 Notes, the SSRCF Liabilities and the Swaps Liabilities in exchange for common equity interests in the Reorganised Company (the "**Ordinary Shares**") on the terms summarised below and as will be set out in further detail in the Explanatory Statement;

(c) the provision of additional financing in an amount of US$ 76,000,000 to the Reorganised Company through a capital contribution to the Issuer and the issuance of preferred shares, comprising 'Class A' preferred shares in the Reorganised Company (the "**Class A Preferred Shares**") and 'Class B' preferred shares in the Reorganised Company (the "**Class B Preferred Shares**") on the terms summarised below and as will be set out in further detail in the Explanatory Statement (the "**Exit Financing**");

(d) the extinguishment of the New Junior Lien Notes in exchange for Ordinary Shares in the Reorganised Company on the terms summarised below and as will be set out in further detail in the Explanatory Statement; and

(e) the amendment and restatement of the 2025 Notes and the New Money 2025 Notes on the terms summarised below and as will be set out in further detail in the Explanatory Statement.

7.3 In connection with the above, the Restructuring Plan will provide for the following:

(a) Ordinary Shares to be allocated on the Restructuring Effective Date as follows:

(i) 70.75% in aggregate to the New Junior Lien Noteholders;

(ii) 18.00% in aggregate to the providers of Tranche A of the Exit Financing (as defined below);

(iii) up to 4.00% in aggregate to the Tranche A Backstop Providers as a backstop fee (the "**Tranche A Backstop Fee**");

(iv) 2.00% in aggregate to the SSRCF Lender, the Swap Providers and the 2026 Noteholders; and

(v) 0.25% in aggregate to the Consenting Creditors (the "**Consent Fee**"),

on a *pro rata* basis on the amount of each relevant party's respective claims (including accrued and unpaid interest and uncapitalised PIK) against the Issuer as at the Restructuring Effective Date or, as applicable, for (y) the Tranche A Backstop Providers, *pro rata* based on their respective Tranche A Backstop commitment, and (z) persons subscribing for Tranche A of the Exit Financing, *pro rata* to the amounts of their participation in Tranche A of the Exit Financing, as the case may be (and subject to dilution by a management incentive plan to be adopted by the Reorganised Company following the Restructuring Effective Date providing for the grant of up to 10% of the Ordinary Shares on a fully diluted basis).

(b) the ability for the SSRCF Lender, the Swap Providers and eligible 2026 Noteholders to subscribe, on a *pro rata* basis, to US$ 58,000,000 of the Exit Financing in exchange for US$ 58,000,000 of the Class A Preferred Shares and 18.00% of the Ordinary Shares (subject to dilution by the management incentive plan) ("**Tranche A**" of the Exit Financing);

(c) the issuance of US$ 58,000,000 Class A Preferred Shares in the Reorganised Company to the providers of Tranche A of the Exit Financing;

(d) the provision of the Tranche A Backstop Fee for those parties who backstop Tranche A of the Exit Financing;

(e) the amendment and restatement of the 2025 Notes and the New Money 2025 Notes, which will include, amongst other things, a maturity extension and amendments to the existing collateral package to cover all available assets on the basis that certain existing debt will be extinguished as part of the Restructuring; and

(f) the provision of (in aggregate) 0.25% of the Ordinary Shares as at the Restructuring Effective Date constituting the Consent Fee to the Consenting Creditors, being the SSRCF Lender, the Swap Providers and the 2026 Noteholders that consent to the terms of the Restructuring and vote in favour of the Restructuring at the Plan Meetings, to be issued *pro rata* based on the amount of the Consenting Creditors' respective claims as against the Issuer immediately prior to the Restructuring Effective Date,

(together, the "**Restructuring Consideration**").

7.4 In addition, the Company is expecting to obtain a commitment in the near term, from an existing stakeholder (the "**Tranche B Provider**") to both (directly or indirectly) (a) subscribe for US$ 12 million of the Class B Preferred Shares; and (b) make a US$ 6 million capital contribution to the Issuer (such investments together constituting "**Tranche B**" of the Exit Financing). The Tranche B Provider will be issued US$ 12 million of Class B Preferred Shares and will own directly or indirectly Ordinary Shares representing 5.00% of the fully diluted ordinary share capital of the Reorganised Company as at the Restructuring Effective Date. The Tranche B Provider's commitment to provide Tranche B of the Exit Financing will be conditional upon, amongst other things, the sanction of the Restructuring Plan by the English Court.

7.5 The Restructuring also provides for the payment by the Group of certain professional fees in connection with the Restructuring. In particular, in addition to the fees of the Group's own advisors in connection with the Restructuring, the Group has also agreed to bear a proportion of the Ad-Hoc Group's advisor fees and the Swap Providers' advisor fees. Such advisor fees are payable by the Group regardless of whether the Restructuring Effective Date occurs.

7.6 The Group has agreed to bear such advisor fees in light of the fact that the engagement of such advisers has facilitated the negotiations between the Group and the relevant Plan Creditors in the interests of all Plan Creditors.

7.7 The Explanatory Statement that will be issued to Plan Creditors (subject to the Court granting an order to convene the meetings of the Plan Creditors) should be consulted for a fuller summary of the proposed terms.

8 PROPOSED CLASS CONSTITUTION OF PLAN CREDITORS

8.1 In accordance with the Practice Statement, it is the responsibility of the Company to determine whether more than one meeting of creditors and/or members is required by the Restructuring Plan and if so to ensure that those meetings are properly constituted.

8.2 Each class of creditors must be properly constituted so that any meeting of that class comprises creditors whose rights against the Issuer are not so dissimilar as to make it impossible for them to consult together with a view to their common interest. If the rights of creditors in a class are so different or would be affected so differently by the Restructuring Plan as to make it impossible for them to consult together with a view to their common interest, they must be divided into separate classes and a separate plan meeting must be held for each class of creditor.

8.3 With regards to the proposed class composition under the Restructuring Plan, the Company has considered:

(a) the current rights of the Plan Creditors against the Company (and their rights against the Borrowers) and the rights which will be conferred on the Plan Creditors by the Restructuring Plan in exchange for or in compromise of their existing rights;

(b) whether the rights of the Plan Creditors are such that the Restructuring Plan can be seen as a single arrangement or the Restructuring Plan ought to be regarded, on a true analysis, as a number of linked arrangements; and

(c) which Plan Creditors' rights are "sufficiently similar" to the rights of other Plan Creditors that they can properly consult together with a view to their common interest.

8.4 The Company has concluded that it is appropriate that separate Plan Meetings are held for:

(a) the 2025 Notes Purchasers as Class A (the "**Class A Creditors**");

(b) the New 2025 Notes Purchasers as Class B (the "**Class B Creditor**s");

(c) the New Junior Lien Noteholders as Class C (the "**Class C Creditors**"); and

(d) the SSRCF Lender and the Swap Providers (together the "**Super Senior Creditors**") and the 2026 Noteholders as Class D (the "**Class D Creditors**").

8.5 The Company has reached this conclusion on the basis that:

Class A Creditors

(a) The 2025 Notes all have the benefit of the same security, and are secured by first priority liens over the Existing 2025 Notes Priority Collateral and second priority liens over the New Money Notes Priority Collateral. In addition, the 2025 Notes are guaranteed by each of the New Money Guarantors. Accordingly, all Class A Creditors would have the same rights in the relevant alternative to the Restructuring Plan.

(b) The rights of the Class A Creditors differ from those of the Plan Creditors in Class B, Class C and Class D since the Class A Creditors benefit from different priority positions in its existing security package to the Class B Creditors and Class C Creditors and a different existing security package to the Class D Creditors.

(c) If the Restructuring becomes effective, all Class A Creditors will have the same right to receive the same Restructuring Consideration. The 2025 Notes will be amended and restated to include, amongst other things, a three month maturity extension and amendments to the existing collateral package to cover all available assets on the basis that certain existing debt will be extinguished as part of the Restructuring.

Class B Creditors

(d) The New Money 2025 Notes all have the benefit of the same security, and are secured by first priority liens over the New Money Notes Priority Collateral and second priority liens over the Existing 2025 Notes Priority Collateral. The New Money 2025 Notes are guaranteed by each of the New Money Guarantors. Accordingly, all Class B Creditors would have the same rights in the relevant alternative to the Restructuring Plan.

(e) The rights of the Class B Creditors differ from those of the Plan Creditors in Class A, Class C and Class D since the Class B Creditors benefit from different priority positions in its existing security package to the Class A Creditors and Class C Creditors and a different existing security package to the Class D Creditors.

(f) If the Restructuring becomes effective, all Class B Creditors will have the same right to receive the same Restructuring Consideration. The New Money 2025 Notes will be amended and restated to include, amongst other things, a six month maturity extension and amendments to the existing collateral package to cover all available assets on the basis that certain existing debt will be extinguished as part of the Restructuring.

Class C Creditors

(g) The Junior Lien Notes all have the benefit of the same security, and are secured by third priority liens over both the New Money Notes Priority Collateral and the Existing 2025 Notes Priority Collateral. Accordingly, all Class C Creditors would have the same rights in the relevant alternative to the Restructuring Plan.

(h) The rights of the Class C Creditors differ from those of the Plan Creditors in Class A, Class B and Class D since the Class C Creditors hold different priority positions in their existing security package to the Class A Creditors and Class B Creditors and a different existing security package to the Class D Creditors.

(i) If the Restructuring becomes effective, all Class C Creditors will have the same right to receive the same Restructuring Consideration. The existing claims of the Class C Creditors will be extinguished in exchange for Ordinary Shares representing 70.25% of the fully diluted ordinary share capital of the Reorganised Company as at the Restructuring Effective Date (as defined in the below).

Class D Creditors

(j) The SSRCF, the Swap Agreements and the 2026 Notes have the benefit of the same security, and are secured by pledges over the shares of the Issuer, each of the Subsidiary Guarantors and Atento Argentina and security over certain bank accounts of certain of the Subsidiary Guarantors. Whilst the 2026 Noteholders are junior to the Super Senior Creditors in right of payment of proceeds of any enforcement action taken pursuant to the Existing Intercreditor Agreement, in the relevant alternative the Company considers that all Class D Creditors would receive the same treatment.

(k) The rights of the Class D Creditors differ from those of the Plan Creditors in Class A, Class B and Class C since they benefit from different security packages to the Class A Creditors, Class B Creditors and Class C Creditors.

(l) If the Restructuring becomes effective, all Class D Creditors will have the same right to receive the same Restructuring Consideration. The existing claims of the Class D Creditors will be extinguished in exchange for Ordinary Shares representing 2.00% of the fully diluted ordinary share capital of the Reorganised Company as at the Restructuring Effective Date (as defined in the below).

(m) Class D Creditors will also be offered the right to subscribe, on a pro rata basis, to US$ 58,000,000 of the Exit Financing in exchange for US$ 58,000,000 of the Class A Preferred Shares in the Reorganised Company ("**Tranche A**" of the Exit Financing). Those Class D Creditors that elect to subscribe for Tranche A of the Exit Financing will be entitled to receive, on a pro rata basis, Ordinary Shares representing 18.00% of the fully diluted ordinary share capital of the Reorganised Company (as defined in the below).

(n) Notwithstanding that the Tranche B Provider is expected to be an entity affiliated with an existing Class D Creditor, the Company has concluded that this does not impact the classification of Plan Creditors for the purposes of the Restructuring Plan. This is because the commitment to provide Tranche B of the Exit Financing does not represent a right conferred on such Class D Creditor by the Restructuring Plan in exchange for, or in compromise of, its existing rights as a Class D Creditor.

8.6 As such, the rights of each of the Class A Creditors, Class B Creditors, Class C Creditors, and Class D Creditors are sufficiently dissimilar so as to make it impossible for those creditors to consult together with a view to their common interest. Accordingly, each of these classes of Plan Creditor constitutes a separate class.

Tranche A Backstop Arrangement

8.7 On 28 August 2023, Houlihan Lokey, on behalf of the Group, began the process of contacting Class D Creditors and third parties to provide information in relation to Tranche A of the Exit Financing and to invite Class D Creditors and third parties to submit binding commitments to backstop Tranche A of the Exit Financing and become Tranche A Backstop Providers in exchange for the Tranche A Backstop Fee (as set out below). In addition, on 30 August 2023, the Issuer notified the 2026 Noteholders that it was taking steps to obtain backstop commitments for the Exit Financing through the Depositary Trust and Clearing Corporation's Legal Notice System.

8.8 The Group requested that those Class D Creditors and third parties interested in backstopping Tranche A of the Exit Financing execute definitive documentation with the Group by 15 September 2023, and those Class D Creditors and third parties interested in participating in Tranche A of the Exit Financing formally express their interest to do so by 11 October 2023.

Tranche A Backstop Fee

8.9 Class D Creditors and third parties who choose to backstop Tranche A of the Exit Financing on or before 15 September 2023 (the "**Tranche A Backstop Providers**") will receive the Tranche A Backstop Fee, of Ordinary Shares representing up to 4.00% of the fully diluted ordinary share capital of the Reorganised Company as at the Restructuring Effective Date *pro rata* to each of the Tranche A Backstop Providers' respective backstop commitments.

8.10 The Company has concluded that the terms of the Tranche A Backstop Fee payable to the Tranche A Backstop Providers does not have an impact on the classification of Plan Creditors for the purposes of the Restructuring Plan. This is because the Tranche A Backstop Fee is payable in return for a commercial service reasonably required by the Company and the level of fee is consistent with market fees for this service. In addition,

all Class D Creditors have been given the opportunity to elect to backstop Tranche A of the Exit Financing on identical terms.

Consent Fee

8.11 A consent fee of (in aggregate) Ordinary Shares representing 0.25% of the fully diluted ordinary share capital of the Reorganised Company as at the Restructuring Effective Date will be paid to the Class D Creditors that consent to the terms of the Restructuring and vote in favour of the Restructuring Plan at the relevant Plan Meeting.

8.12 The Company has concluded that the terms of the Consent Fee offered to the Class D Creditors that vote in favour of the Restructuring Plan does not have an impact on the classification of Plan Creditors for the purposes of the Restructuring Plan.

8.13 This is because the Consent Fee is not expected to be material when considered against the differential between the estimated returns that the Plan Creditors will receive under the Restructuring Plan and estimated returns which they would receive in the relevant alternative, which is an insolvent liquidation.

8.14 Therefore, it is highly unlikely that a Class D Creditor who considers the substantive aspects of the Restructuring Plan to be against their interests would be persuaded by virtue of the Consent Fee alone to vote in favour of the Restructuring Plan.

Payment of Legal and Adviser Fees

8.15 The Company has also considered whether the payment of the Ad-Hoc Group and Swap Providers' respective advisor fees has an impact on the classification of Plan Creditors for the purposes of the Restructuring Plan. The Company does not consider that it does.

8.16 Such payments are not an additional benefit provided to the Ad-Hoc Group or the Swap Providers since they represent the payment or reimbursement of adviser costs actually incurred by those creditors. As such, the payment of the fees confers no additional benefit or "disguised consideration" on those creditors. Further, the obligation to pay the relevant fees is not conditional on the sanction of the Plan or the success of the Restructuring.

9 EFFECTIVENESS OF THE RESTRUCTURING PLAN

9.1 The Restructuring Consideration will be provided to the Plan Creditors on the Restructuring Effective Date.

9.2 The "**Restructuring Effective Date**" means the date on which the Company notifies the Participating Creditors (as defined in the RSA) in writing that all the conditions precedent to the Restructuring as will be set out in further detail in the Explanatory Statement and the Restructuring Plan Documents have been satisfied or waived in accordance with the Restructuring Plan Documents.

9.3 As at the date of this letter, the Restructuring Effective Date is expected to be around 31 October 2023. The Restructuring Effective Date will occur as soon as is practicable after the Court makes the English Sanction Order (as defined in the RSA).

9.4 If the Restructuring Plan becomes effective, it will affect all Plan Creditors. All Plan Creditors (including those who did not vote in favour of the Restructuring Plan or those

who did not vote at all) will be bound by the terms of the Restructuring Plan as a matter of English law, irrespective of the jurisdiction in which such Plan Creditors resides or have their seat.

10 RECOMMENDATION OF THE SOLE DIRECTOR

10.1 The sole director of the Company (the "**Sole Director**") supports the proposals set out in this letter, believing that entry into the arrangements contemplated by the Restructuring Plan is in the best interests of the Company, the Group and the Plan Creditors. The alternative is the entry by the Company and ultimately the Group into insolvent liquidation. Accordingly, the Sole Director seeks your support for the Restructuring Plan and recommends that you vote in favour of the Restructuring Plan at the relevant Plan Meeting.

11 JURISDICTION

11.1 The Company considers that the Court has jurisdiction to sanction the Restructuring Plan for the following reasons.

Application of Part 26A

11.2 The Company is incorporated under the laws of England and Wales and is liable to be wound up under the Insolvency Act 1986 and is therefore a company for the purposes of Part 26A.

Financial difficulties

11.3 To invoke Part 26A, it must be shown that the applicant company has encountered or is likely to encounter financial difficulties that are affecting or will or may affect its ability to carry on business as a going concern. As noted in section 4 above, the Company currently faces financial difficulties. In particular:

(a) the Company is a newly incorporated company that has incurred liabilities as a guarantor and a primary obligor in respect of the Plan Liabilities;

(b) the Company is not a trading company and has no source of income, and is therefore financially reliant on the rest of the Group; and

(c) as set out in section 4.26 above, despite the provision of interim financing by way of the 2025 Notes and the New Money 2025 Notes, should the Restructuring Plan fail, the Group is unlikely to have sufficient liquidity to continue operating its business as a going concern and will likely enter into an insolvent liquidation.

Compromise or arrangement

11.4 It is necessary for the proposals under the Restructuring Plan to be a "compromise" or "arrangement" between the Company and the Plan Creditors or any class of them. The

Restructuring Plan contains the requisite elements of "give and take" in respect of each class of Plan Creditors in order to constitute an "arrangement" for these purposes.

Purpose

11.5 As explained in section 6 above, the purpose of the Restructuring Plan is to eliminate, reduce or mitigate the effect of the Company's financial distress.

Sufficient Connection

11.6 Although not strictly a jurisdiction issue, the Company further considers that there is the necessary "sufficient connection". The Company is incorporated under the laws of England and Wales. Further, each of the 2025 Notes, New Money 2025 Notes and New Junior Lien Notes are governed by English law. In addition, on 11 August 2023, the Issuer launched a consent solicitation to begin the process of changing the governing law of the 2026 Notes to English law and vesting dispute resolution jurisdiction under the indenture for the 2026 Notes on the courts of England and Wales. In light of the support obtained from Plan Creditors under the RSA, it is expected that the Issuer will obtain the requisite consents to amend the governing law and jurisdiction provisions of the indenture governing the 2026 Notes such that the 2026 Notes will be governed by English law and the courts of England and Wales shall have exclusive jurisdiction prior to the Convening Hearing.

12 RECOGNITION/ INTERNATIONAL EFFECTIVENESS

12.1 The Company intends to appoint an appropriate person or persons who will be authorised to act as the representative of the Company, as relevant, on and in connection with an application for recognition and assistance in relation to the Restructuring Plan in the United States of America Bankruptcy Court pursuant to Chapter 15 of Title 11 of the United States Code, 11 U.S.C. §§ 101 et seq. (as amended) (the "**Chapter 15 Proceedings**"). The Company intends to make an application for the Chapter 15 Proceedings in order to ensure the discharge of the Company's New York law governed liabilities, being the liabilities under the SSRCF, as a matter of New York law.

12.2 Further, the Company expects to obtain opinions from independent experts that the Restructuring Plan is likely to be recognised and/or given substantial effect to, in Luxembourg, Mexico, Brazil, Spain, Colombia, Chile and Peru. The Group also has operations in certain other jurisdictions however, the Company does not consider these operations to be material to the Group's business.

13 CREDITOR ISSUES

13.1 This letter is intended to provide Plan Creditors with sufficient information regarding the Restructuring Plan and the proposals for convening the Plan Meetings so that, should they wish to raise:

(a) any issues which may arise as to the constitution of Plan Meetings or which otherwise affect the conduct of those Plan Meetings;

(b) any issues as to the existence of the Court's jurisdiction to sanction the Restructuring Plan;

(c) any issues relevant to the conditions to be satisfied pursuant to section 901A of the Companies Act; and

(d) any other issue not going to the merits or fairness of the Restructuring Plan, but which might lead the Court to refuse to sanction the Restructuring Plan,

("**Creditor Issues**"), they may attend and be represented before the Court at the Convening Hearing in order to address these issues. Details of the Convening Hearing are set out below herein.

13.2 Plan Creditors should consider taking advice from their professional advisers if they have any concerns in relation to the matters set out in this letter.

13.3 Plan Creditors should be aware that, under the terms of the Practice Statement, the Court has indicated that Creditor Issues should be raised at the Convening Hearing. If Plan Creditors fail to raise these matters at the Convening Hearing, whilst they will still be able to appear and raise objections at the Sanction Hearing, the Court at the Sanction Hearing will expect those Plan Creditors to provide good reason why they did not raise any Creditor Issues at an earlier stage.

13.4 Plan Creditors therefore should raise any Creditor Issues at the Convening Hearing.

If any Plan Creditor has comments as to the proposed class constitution of Plan Creditors, or any other concerns which they consider should be raised with the Court or intends to raise any Creditor Issue, then they should in the first instance contact the Information Agent or Sidley Austin, legal advisor to the Company, using the contact details set out at the end of this letter as soon as possible.

14 COURT HEARINGS

14.1 The Convening Hearing will be held on 25 September 2023 at which the Company will seek an order granting directions in relation to the Restructuring Plan, including permission to convene five meetings of Plan Creditors for the purpose of considering and, if thought fit, approving, the Restructuring Plan.

14.2 Plan Creditors have the right to attend in person or through counsel and make representations at the Convening Hearing, although they are not obliged to do so. Plan Creditors who wish to attend the Convening Hearing in person or through counsel should in contact the Information Agent or Sidley Austin as soon as possible. At the Convening Hearing, the Company will also draw to the Court's attention any issues raised by Plan Creditors in response to this letter.

14.3 In the event that the Court makes the order convening the Plan Meetings, the Company will send you formal notice of the relevant Plan Meeting. The notice will include details of how Plan Creditors can vote, the anticipated timetable and key dates for the Restructuring Plan (including the date of the relevant Plan Meeting and the anticipated hearing to sanction the Restructuring Plan), and further details of the proposed Restructuring Plan. Copies of the Restructuring Plan Documents (defined below) will be made available at least 21 days before the day appointed for the Plan Meetings.

14.4 If the Restructuring Plan is approved by the requisite majorities at the Plan Meetings, the Court will decide whether to exercise its discretion to sanction the Restructuring Plan. It is anticipated that the Sanction Hearing will take place on 20 October 2023.

14.5 Plan Creditors will also have the opportunity to raise objections at the Sanction Hearing on grounds of fairness and discretion (if the Restructuring Plan is approved at the Plan Meetings by the requisite majorities).

15 NEXT STEPS

15.1 If permission to convene the Plan Meetings is granted by the Court at the Convening Hearing, the Information Agent will make available to you via the Plan Portal the following important documents in electronic format:

(a) a notice convening the Plan Meetings;

(b) the Explanatory Statement;

(c) an account holder letter or a lender proxy form containing, amongst other things, a form of proxy and a voting form for Plan Creditors to vote on the Restructuring Plan (the "**Account Holder Letter**" or "**Lender Proxy Form**", as applicable); and

(d) the Restructuring Plan and any accompanying documents,

(together, the "**Restructuring Plan Documents**").

15.2 The Information Agent has set up the Plan Portal (https://glas-agency.appiancloud.com/suite/sites/atento) to disseminate information and communications about the Restructuring Plan and to facilitate the implementation of the Restructuring Plan. Plan Creditors may download documents relating to the Restructuring Plan from the Plan Portal once they have registered online. Plan Creditors wishing to register online should contact the Information Agent using the details set out in paragraph 15.3 below.

15.3 If you are a Plan Creditor and wish to attend the Convening Hearing, or have any questions in relation to this letter or the Restructuring Plan, you should, in the first instance, contact the Information Agent or Sidley Austin using the contact details below:

GLAS Specialist Services Limited
Information Agent

Email: LM@glas.agency

GLAS Specialist Services Limited
55 Ludgate Hill, Level 1, West
London, EC4M 7JW

Attention: Transaction Management Group/Atento

Sidley Austin LLP
Legal advisers to the Company

Email: SidleyAtento@sidley.com

70 St Mary Axe
London, EC3A 8BE

Houlihan Lokey

Financial advisers to the Company

Email: ProjectAtenasHL@hl.com

1 Curzon Street
England, W1J 5HD

15.4 The Company considers that the Restructuring Plan is in the best interests of the Plan Creditors. As explained above, any failure to conclude the Restructuring is likely, in the view of the Company's board of directors, to force one or more of the companies within the Group to enter into an insolvency procedure in the near future.

15.5 For this reason, all Plan Creditors are encouraged to support and vote in favour of the Restructuring Plan.

Yours faithfully,

Mark Nelson-Smith

Director of

Atento UK Limited